SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

•	Annual report 2006

•	Annual review and summary financial statement 2006

•	AGM circular 2007

•	UK, Irish and US Proxy voting forms

Pursuant to Listing Rule 9.6.1R, two copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Document Disclosure Team

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. +44 (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

All of these documents can also be viewed on the Company’s website, www.prudential.co.uk/ prudential-plc/investors/agminfo/2007/ from 16 April 2007.

The Company proposes to change its articles of association as set out below at its Annual General Meeting on 17 May 2007. References are to the current Articles unless otherwise stated.

If passed by shareholders, the relevant resolutions would amend the Articles of the Company as follows.

Article 180: Extra shares instead of cash dividend

Deleting paragraph (a) of the present Article 180 and adopting the following in substitution therefore:

“(a) The directors may specify a particular dividend or dividends or all or any dividends to be paid within a specified period or all dividends to be paid until notice is given that such offer is withdrawn.”

Deleting paragraph (g) of the present Article 180 and adopting the following in substitution therefor:

“(g) The Extra Shares allotted in lieu of any dividend shall rank pari passu in all respects with the fully paid shares in issue at the date of allotment except that they will not be entitled to participate in the relevant dividend or share election in lieu.”

Article 190: Record dates for sending documents to shareholders

Deleting paragraph (c) of the present Article 190 and adopting the following in substitution therefore:

“(c) for the purpose of sending any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company, determine that the persons entitled to receive such notices, documents or information are those persons entered on the register at the close of business on a day determined by the Company or the board, which day shall not be more than 21 days before the day that such the relevant notice, document or information is sent.”

Article 195: Methods of Company sending notice

Deleting the present Article 195 and adopting the following in substitution therefore:

“195. The Company shall send any notice or other document or information pursuant to these Articles the Companies Acts or other rules and regulations applicable to the Company to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person’s usual address; or

(c) by leaving the notice or other document at that address; or

(d) if the member has agreed (generally or specifically) that the document or information may be sent or supplied using electronic means (and has not revoked that agreement), by sending the notice or other document using electronic means to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose (generally or specifically); or

(e) in accordance with Article 196; or

(f) by any other method approved by the board.”

Article 196 and 197: Website publication by Company

Deleting the present Articles 196 and 197 and adopting the following in substitution therefore:

“196. Subject to the Companies Acts, the Company may also send any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company to a member by publishing that notice or other document or information on a website where:

(a) the member has agreed (or is taken to have agreed in accordance with the Companies Acts) to him having access to the notice or document or information on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in writing, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website;

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

197. In Article 196 publication period means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80 a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(c) otherwise, for the applicable notice period specified in these Articles or any applicable provision of the Companies Act; and

(d) in any other case, a period of not less than 28 days, beginning on the day following that on which the notification referred to in Article 196 (c) above is sent or (if later) is deemed sent.”

Article 209A: Right to hard copy

Inserting a new Article 209A immediately following the present Article 209 as follows:

“209A. Where a member has been sent a notice, document or other information by the Company otherwise than in hard copy form, the Company will, without charge, send a copy of such notice, document or other information in hard copy form to the member concerned within 21 days after receipt by the Company of a request in writing therefor from such member.”

Article 218: Indemnity to directors and officers

Deleting the present Article 218 and adopting the following in substitution therefore:

“218. Subject to the provisions of the Companies Acts, the Company may indemnify any director, officer or employee of the Company or of any associated company against any liability and may purchase and maintain for any director, officer or employee of the Company or of any associated company insurance against any liability.”

Article 219: Jurisdiction

Inserting a new Article 219 immediately following the present Article 218 as follows:

“219. Any proceeding, suit or action: (i) between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with these Articles or otherwise; and/or (ii) to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the Company against its directors; and/or (iii) between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers and/or (iv) between the Company and the Company’s professional service providers arising in connection with any claim within the scope of this Article 219 sub-paragraph (iii), may only be brought in the courts of England and Wales, for this purpose “court” shall mean any court of competent jurisdiction or other competent authority including, for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention. Damages alone may not be an adequate remedy for any breach of Article 219, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.”

A draft of the Articles, as amended, showing the changes from the existing Articles will be available for inspection at the registered office of the Company on Mondays to Fridays (public holidays excepted) from 13 April 2007, and at the place of the Annual General Meeting for 15 minutes prior to and during the Meeting until its conclusion. From 16 April 2007 the draft can also be viewed on the Company’s website, www.prudential.co.uk/ prudential-plc/investors/agminfo/2007/

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary 020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 April 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary